RANDALL W. HEINRICH, P.C.
8 Greenway Plaza, Suite 818
Houston, Texas 77046

Telephone: 713/951-9100	Fax: 713/961-3082

December ____, 2011

VIA EDGAR

Sonia Gupta Barros
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amendment No. 3 to Registration Statement on Form S-1
Filed August 30, 2010
File No. 333-170054

Dear Ms. Barros:

In connection with the transmission of this letter, REO Plus, Inc. (the "Company") is filing Amendment No. 4 to the Registration Statement referred to above.  This letter responds to each of the comments made in your comments letter dated September 22, 2011.  The responses set forth and numbered below correspond to the respective numbers of the comments in your letter.

General

1.	Please include the information described in Item 507 of Regulation S-K.

RESPONSE:	A selling shareholder table has been added to address this comment.

2.	We note your response to comment 3 of our comment letter dated November 17, 2010 and have the following comments:

a.
We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

b.
We note your response to comment 3 of our comment letter dated November 17, 2010 where you state that “the company (through its sole officer and director) is one of Amanda’s members most actively participating in Ananda’s business.” Please tell us what type of participation the company engages in and whether it exercises any managerial control over Ananda Investments, LLC, and, if it does, to what extent. Also, please provide, supplementally, Ananda’s Limited Liability Company Operating Agreement. We may have further comments.

RESPONSE:
Each member of Ananda Investments, LLC (including the Company) has an equal right to participate in the business and affairs of Ananda.  On fundamental matters, each member has a vote proportionate to his or its percentage ownership interest.  As a matter of practice with regard to the day-to-day business of Ananda, Mr. Church (on behalf of the Company) and Madhav Rohira (another member) have had the greatest involvement.  Mr. Church has had the greatest involvement with the development and renovation of the property, and dealing with leasing and tenant matters.  Mr. Rohira has had the greatest involvement with accounting, rent collection and the payment of bills.  Ananda’s certificate of formation and company agreement (both providing that Ananda is member managed) are being furnished supplementally.

3.
We note your response to comment 3 of our comment letter dated January 28, 2011 and re-issue the comment, in part. We continue to believe that because the transaction appears to be a primary offering by you to the public of the commons shares, all shareholders, including Mr. Church, are underwriters of the offering. Accordingly, please revise your disclosure to clearly identify Mr. Church and each of the remaining shareholders as underwriters of the offering. It is not acceptable to state that Mr. Church “may be deemed” an underwriter.

RESPONSE:
We have revised the section captioned “Statutory Underwriters” to make clear that Mr. Church is one of these.  Moreover, we have revised the distribution in general to provide that no recipient of shares in connection with the distribution may sell or transfer the shares received until six months after the distribution.  The six-month period was selected because this is the length of the holding period of Rule 144; therefore, consistent with established regulations, holding the shares for six months rebuts the notion that the recipients of the shares are acting as “underwriters.”  The thought here is that the shares comprising the distribution will have come to “rest” in the hands of the recipients, and thus they cannot be viewed as “underwriters” or some other form of a conduit for the distribution of the shares.  In addition, in passing and without any bearing on the foregoing, we believe that non-affiliated recipients of shares in connection with the distribution should not be viewed as “underwriters” because they cannot be viewed as taking the shares “with a view to …the distribution of any security.”  In fact, because these recipients will not be aware that they are to receive the shares, we believe that they cannot be characterized as taking with a view to anything, much less a distribution.  Again, this point is made in passing, and we believe that the six-month restricted period alone adequately addresses the underwriter question, so that non-affiliated recipients of shares should not be listed as “statutory underwriters.”

4.	We note your response to comment 4 of our comment letter dated January 28, 2011 and re-issue the comment in its entirety.

RESPONSE:	Please see our response to comment 3 immediately above.

Principal Shareholders, page 33

5.
We note your response to prior comment 11 of our comment letter dated January 28, 2011. However, it does not appear that the second risk factor on page 12 has been adequately modified. We reissue the comment in its entirety.  In your table, we note that Mr. Church’s beneficial ownership of common stock after the distribution will be 95%. We further note that under the second risk factor on page 12, you stated that Mr. Church will own approximately 90% of all outstanding common stock after the distribution. Please reconcile your disclosure and revise the registration statement accordingly.

RESPONSE:	This text has been revised to address this comment. Apparently. this change keeps getting dropped during EDGARization.

Interim Financial Statements, page G-1

6.            Please file updated financial statements, and related disclosures, as required by Rule 8-08 of Regulation S-X.

RESPONSE:	Required updated financial statements, and related disclosures have been included in Amendment No. 4. The management’s discussion and analysis section has been re-written accordingly.

We hope that we have adequately responded to your comments.  If you have any additional comments, questions or requests for further clarifications, please contact the undersigned.  We are interested in completing the Registration Statement and having it declared effective as soon as possible.  Thank you for your attention to this matter.  We look forward to hearing from you.

Very truly yours,

Randall W. Heinrich